Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Certificates of Author

CERTIFICATES OF QUALIFIED PERSONS

I, Zachary J. Black, SME-RM, do hereby certify that:

1.	I am currently employed as Principal Resource Geologist by:

Hard Rock Consulting, LLC
7114 W. Jefferson Ave., Ste. 308
Lakewood, Colorado 80235 U.S.A.

2.	I am a graduate of the University of Nevada, Reno with a Bachelor of Science in Geological Engineering, and have practiced my profession continuously since 2005.

3.	I am a registered member of the Society of Mining and Metallurgy and Exploration (No. 4156858RM)

4.

I have worked as a Geological Engineer/Resource Geologist for a total of ten years since my graduation from university; as an employee of a major mining company, a major engineering company, and as a consulting engineer with extensive experience in structurally controlled precious and base metal deposits.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I personally inspected the Bolañitos Project August 29th through August 31st , 2015.

7.

I am responsible for the preparation of the report titled “National Instrument 43-101 Technical Report, Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico,” dated March 3rd , 2016, with an effective date of December, 31 2015, with specific responsibility for Sections 1.4 and 9 through 12 and 14 of this report.

8.	I have had no prior involvement with the property that is the subject of this Technical Report.

9.

As of the date of this certificate and as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the report not misleading.

10.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 3rd day of March, 2016.

“Signed” Zachary J. Black

Zachary J. Black, SME-RM
Printed name of Qualified Person

March 3, 2016	1